U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-21145				May 31, 2019
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:
SPDR Index Shares Funds
4. Address of principal executive office: (number, street, city, state, zip code)
One Iron Street, Boston, MA 02210

Report of Independent Accountants

To the Board of Trustees of the SPDR Index Shares Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the SPDR MSCI China A Shares IMI ETF (a separate series of the SPDR Index Shares Funds, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 31, 2019. The Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2019, and with respect to agreement of security purchases and sales, for the period from April 30, 2019 (the date of our last examination), through May 31, 2019:

•	Reconciliation of all securities shown on the books and records of the Fund to the statements from State Street Bank and Trust Company (the “Custodian”);

•	Confirmation of all securities held by the Fund at an unaffiliated foreign sub-custodian with that sub-custodian; and

•	Agreement of 3 security purchases and 3 security sales since our last report from the books and records of the Fund to subsequent security settlement through review of cash activity.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that the SPDR MSCI China A Shares IMI ETF complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2019 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F:(617) 530 5001, www.pwc.com/us

This report is intended solely for the information and use of management and the Board of Trustees of SPDR Index Shares Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/PricewaterhouseCoopers LLP

Boston, Massachusetts

April 20, 2020

2

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of the SPDR Index Shares Funds as listed in Appendix A (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2019, and from April 30, 2019 through May 31, 2019.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2019, and from April 30, 2019 through May 31, 2019 with respect to securities reflected in the investment accounts of the Fund.

SPDR Index Shares Funds

By:	/s/ Bruce S. Rosenburg
Bruce S. Rosenberg
Treasurer

April 20, 2020
Date

Appendix A

SPDR MSCI China A Shares IMI ETF